Anant Bhalla

Chief Financial Officer

Brighthouse Financial, Inc.

Gragg Building

11225 North Community House Road

Charlotte, North Carolina 28277

June 30, 2017

Via EDGAR and E-mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

Attention:	Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

Re:	Brighthouse Financial, Inc.
Form 10-12B
File No. 001-37905

Dear Ms. Hayes:

Brighthouse Financial, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Company’s Registration Statement on Form 10, as amended to date (File No. 001-37905) (the “Registration Statement”), be accelerated so that the Registration Statement may become effective on July 6, 2017, or as soon thereafter as practicable.

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, the reasons for this request are as follows: on June 28, 2017, the board of directors of MetLife, Inc., a Delaware corporation (“MetLife”), took several actions in connection with the spin-off of the Company from MetLife, including establishing the distribution ratio for the spin-off, and setting a record date of July 19, 2017 and a distribution date of August 4, 2017. MetLife and the Company wish to commence the process of printing and mailing the information statement as soon as possible following the record date.

Please notify Benjamin Nixon of Willkie Farr & Gallagher LLP at (212) 728-8532 at your earliest convenience after the Registration Statement has been declared effective, with written confirmation to follow.

Sincerely,

BRIGHTHOUSE FINANCIAL, INC.

By:	/s/ Anant Bhalla
Name: Anant Bhalla
Title: Chief Financial Officer